(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	August 12, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series II (the trust):
Fidelity Advisor Limited Term Bond Fund (the fund)
File Nos. (033-06516) and (811-04707)
Post-Effective Amendment No. 109 & 111

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 109 & 111 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the fund: Fidelity Limited Term Bond Fund for Fidelity Advisor Limited Term Bond Fund and to inform that the fund will change its name from Fidelity Advisor Intermediate Bond Fund to Fidelity Advisor Limited Term Bond Fund and revise investment policies effective on or about October 30, 2013.

This filing also contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Limited Term Bond Fund: Class A, Class T, Class B, Class C, and Institutional Class. Pursuant to Rule 472 under the 33 Act, the Class A, Class T, Class B, Class C, and Institutional Class Prospectuses and SAI, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 103 & 105.

Pursuant to Rule 485(a), the trust elects an effective date of October 30, 2013. We request your comments by September 11, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jennifer Matis
Jennifer Matis
Legal Product Group